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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                  SCHEDULE TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               ----------------

                           PEAK INTERNATIONAL LIMITED
             (Exact name of Registrant as specified in its charter)

                 Trust Enhanced Dividend Securities ("TrENDS")
                              of Peak TrENDS Trust
                  (exchangeable for shares of common stock of
                          Peak International Limited)
                         (Title of Class of Securities)

                                   70468N107
                     (CUSIP Number of Class of Securities)

                               ----------------

                               Jack Menache, Esq.
                                General Counsel
                           Peak International Limited
                        44091 Nobel Drive, P.O. Box 1767
                               Fremont, CA 94538
                                 (510) 449-0100
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                               ----------------

                                    Copy to:
                            Michael J. Nooney, Esq.
                           Simpson Thacher & Bartlett
                              3330 Hillview Avenue
                              Palo Alto, CA 94304
                                 (650) 251-5000

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
          Transaction valuation*                       Amount of Filing Fee
                $11,700,000                                   $2,340

 * Calculated solely for the purpose of determining the filing fee, based upon the purchase of 1,800,000 TrENDS at the maximum price of $6.50 for each of the TrENDS.

[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ____________ Form or Registration No.: __________
Filing Party: ______________________ Date Filed: ________________________

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]issuer tender offer
   subject to Rule 13e-4.  [_]third-party tender offer subject to Rule 14d-1.
[_]amendment to Schedule
   13D under Rule 13d-2.   [_]going-private transaction subject to Rule 13e-3.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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Tender Offer

   Peak International Limited, a Bermuda corporation ("Peak" or the "Company"), is filing this Tender Offer Statement on Schedule TO under Section 13(e) of the Securities Exchange Act of 1934 (the "Statement"), in connection with the Offer to purchase up to 1,800,000 Trust Enhanced Dividend Securities ("TrENDS") of the Peak TrENDS Trust, a Delaware trust (the "Trust"), on the terms and subject to the conditions described in the Offer to Purchase, dated April 13, 2001 ("Offer to Purchase"), and related Letter of Transmittal. A copy of the Offer to Purchase is attached to this Statement as Exhibit 99.a(1)(i), and a copy of the Letter of Transmittal is attached to this Statement as Exhibit 99.a(1)(ii), which, as they may be amended or supplemented from time to time, together constitute the "Offer."

   By the terms of the TrENDS, on or about May 15, 2001 (the "Exchange Date"), each of the TrENDS will be automatically exchanged for common stock of the Company subject to a cash settlement option in the discretion of Luckygold 18A Limited. In connection with this Offer, Luckygold 18A Limited has delivered to Peak an irrevocable undertaking to waive its rights to exercise the cash settlement feature of the TrENDS. Consequently, any TrENDS purchased pursuant to the Offer will entitle the Company to receive common stock of the Company on the Exchange Date.

   The information in the Offer, including all schedules and annexes, is expressly incorporated in this Statement by reference in response to all the items of this Statement, except as otherwise provided below.

Item 1. Summary Term Sheet.

   The Summary Term Sheet provided in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

   (a) The subject company is Peak TrENDS Trust whose mailing address is 850 Library Avenue, Suite 204, Newark, Delaware 19715, Attention: Donald J. Puglisi. Peak TrENDS Trust's telephone number is (302) 738-6680. The TrENDS are securities that are exchangeable into shares of common stock of Peak. This Statement relates to a tender offer by the Company to purchase up to 1,800,000 TrENDS (or such lesser number of TrENDS as are validly tendered) at prices, net to the seller in cash and specified by the holders of the TrENDS ("Holders"), not greater than $6.50 nor less than $5.50 for each of the TrENDS, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are filed as Exhibits 99.a(1)(i) and 99.a(1)(ii), respectively.

   (b) As of April 12, 2001, 5,300,000 TrENDS were issued and outstanding.

   (c) The information provided in "Introduction" and "Section 7. Price Range of TrENDS" of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

   Peak, the filing person, is located at 44091 Nobel Drive, P.O. Box 1767, Fremont, California 94538, and Peak's telephone number is (510) 449-0100.

   The information provided in the "Introduction," "Section 8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the TrENDS" and "Section 10. Certain Information About the Company" of the Offer to Purchase is incorporated by reference.

Item 4. Terms of the Transaction.

   (a) The information provided in "Introduction," "Section 1. Number of TrENDS; Proration," "Section 2. Tenders by Holders of Fewer than 100 TrENDS," "Section 3. Procedure for Tendering TrENDS," "Section 4.

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Withdrawal Rights," "Section 5. Purchase of TrENDS and Payment of Purchase
Price," "Section 6. Certain Conditions of the Offer," "Section 14. Certain Federal Income Tax Consequences," "Section 15. Extension of the Offer; Termination; Amendments" and "Section 17. Miscellaneous" of the Offer to Purchase are incorporated herein by reference.

   (b) None of the TrENDS are to be purchased from any officer, director, or affiliate of Peak.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

   (e) Peak TrENDS Trust was established to purchase and hold a portfolio of stripped U.S. Treasury securities maturing on a quarterly basis through May 15, 2001. On May 15, 2001, each of the TrENDS will be automatically exchanged for between 0.8696 shares and 1 share of the common stock of Peak, par value $0.01 per share. Pursuant to a forward purchase contract for common stock of the Company (the "Contract") with Luckygold 18A Limited ("Luckygold"), a company incorporated in the British Virgin Islands, which is a shareholder of the Company, Mr. T. L. Li, the sole shareholder of the Luckygold, has guaranteed the delivery of the shares of common stock of the Company covered by the Contract and the maintenance of collateral for Luckygold's obligations under the Contract. The trustees of the Trust do not have the power to vary the investments held by the Trust.

   The information provided in the "Introduction" and "Section 8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the TrENDS" of the Offer to Purchase is incorporated herein by reference in response to this item.

Item 6. Purposes of the Transaction and Plans or Proposals.

   (a) The information provided in sections of the Offer to Purchase captioned "Introduction" and "Section 9. Background and Purpose of the Offer" are incorporated by reference in response to this item.

   (b) The TrENDS purchased by the Company will be retained until they are automatically exchanged for shares of Peak common stock, at which time the shares of Peak common stock will be canceled.

   (c) The information provided in the section of the Offer to Purchase captioned "Section 8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the TrENDS" is incorporated herein by reference in response to this item.

Item 7. Source and Amount of Funds or Other Consideration.

   (a) The information provided in sections of the Offer to Purchase captioned "Section 11. Source and Amount of Funds" is incorporated by reference in response to this item.

   (b) Not applicable.

   (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

   The information provided in "Section 8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the TrENDS" of the Offer to Purchase is incorporated herein by reference in response to this item.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

   The information provided in the Offer to Purchase captioned "Section 16. Fees and Expenses" is incorporated by reference in response to this item.

Item 10. Financial Statements.

   Not applicable.

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Item 11. Additional Information.

   (a) Not applicable.

   (b) The information set forth in "Section 13. Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference in response to this item.

Item 12. Exhibits.

   99.a(1)(i)    Offer to Purchase, dated April 13, 2001

   99.a(1)(ii)   Letter of Transmittal

   99.a(1)(iii)  Notice of Guaranteed Delivery

   99.a(1)(iv)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                 and Other Nominees

   99.a(1)(v)    Letter to Clients for use by Brokers, Dealers, Commercial
                 Banks, Trust Companies and Other Nominees

   99.a(1)(vi)   Guidelines for Certification of Taxpayer Identification
                 Number on Substitute Form W-9

   99.a(1)(vii)  Letter to Peak TrENDS holders from Calvin Reed, President and
                 Chief Executive Officer of the Company, dated April 13, 2001

   99.a(5)(i)    Press Release issued by the Company on April 13, 2001

   (b) Not applicable.

   (d) Not applicable.

   (g) Not applicable.

   (h). Not applicable.

Item 13. Information Required by Schedule 13E-3.

   Not applicable.

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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   /s/ Calvin Reed
                                          _____________________________________
                                                       Calvin Reed
                                              President and Chief Executive
                                                         Officer

Date: April 13, 2001

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